================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

                          DEKALB GENETICS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                          CORN ACQUISITION CORPORATION
                                MONSANTO COMPANY
                                   (BIDDERS)

                    CLASS A COMMON STOCK, WITHOUT PAR VALUE
                    CLASS B COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   244878104
                                   244878203
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            BARBARA BLACKFORD, ESQ.
                          CORN ACQUISITION CORPORATION
                              C/O MONSANTO COMPANY
                             800 N. LINDBERGH BLVD.
                           ST. LOUIS, MISSOURI 63167
                                 (314) 694-2594
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                              ON BEHALF OF BIDDER)

                                   COPIES TO:

                            RICHARD D. KATCHER, ESQ.
                              DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
                            ------------------------

                           CALCULATION OF FILING FEE

=======================================================================================================
              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------------------------------
                  $2,326,878,700                                        $465,375.74
=======================================================================================================

 * For purposes of calculating the filing fee only. Based upon (i) 7,100,097 shares of Class A Common Stock, without par value (the "Class A Shares"), and
   (ii) 29,975,568 shares of Class B Common Stock, without par value (the "Class B Shares" and, collectively with the Class A Shares, the "Shares"), of DEKALB Genetics Corporation (the "Company") outstanding on May 8, 1998 or issuable in accordance with the Merger Agreement (as defined herein), minus the 485,442 Class A Shares and the 13,321,436 Class B Shares owned by Monsanto Company ("Parent").

** The fee, calculated in accordance with Rule 0-11(d) of the Securities
   Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid                                       None
Form of Registration No.:                                    N/A
Filing Party:                                                N/A
Date Filed:                                                  N/A

================================================================================

   CUSIP No. 244878104

   CUSIP No. 244878203                                                     14D-1

---------------------------------------------------------------------------
  1.       Name of Reporting Person, S.S. or I.R.S. Identification No.
           of Above Person CORN ACQUISITION CORPORATION, 52-2099481
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of a Group (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Sources of Funds AF
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization DELAWARE
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           3,157,092 CLASS A SHARES*
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row (7) Excludes Certain
           Shares [X]**
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7) 67.9%
           CLASS A SHARES*
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

---------------

 * On May 8, 1998, Parent entered into a Stockholders Agreement (the "Stockholders Agreement") with the voting trustees (the "Voting Trustees") under the Roberts Family Voting Trust Agreement, dated January 31, 1996 (the "Voting Trust Agreement") and the registered holders (the "Registered Holders") of trust certificates pursuant to the Voting Trust Agreement. Pursuant to the Stockholders Agreement, such Voting Trustees and Registered Holders have agreed, among other things, to tender, in accordance with the terms of the tender offer (the "Offer") described in this Statement on
   Schedule 14D-1 (this "Schedule 14D-1"), and not withdraw, subject to the terms of the Stockholders Agreement, all of the 2,671,650 of the Class A Shares held of record by the Voting Trustees pursuant to the Voting Trust Agreement (the "Voting Trust Shares"). Pursuant to the Stockholders Agreement, the Voting Trustees have also granted to Parent an irrevocable proxy to vote the Voting Trust Shares in favor of the merger of Corn Acquisition Corporation (the "Purchaser") with and into the Company. The Voting Trust Shares are reflected in Rows 7 and 9 of the cover pages of this
   Schedule 14D-1. The Stockholders Agreement is described in more detail in
   Section 11 of the Offer to Purchase, dated May 15, 1998, included as Exhibit
   (a)(1) to this Schedule 14D-1 (the "Offer to Purchase").

** Excludes an aggregate of 100,380 Class A Shares purchasable upon exercise of options held by Douglas C. Roberts, Virginia R. Holt and John T. Roberts.

   CUSIP No. 244878104

   CUSIP No. 244878203                                                     14D-1

---------------------------------------------------------------------------
  1.       Name of Reporting Person, S.S. or I.R.S. Identification No.
           of Above Person MONSANTO COMPANY, 43-0420020
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of a Group (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Sources of Funds BK, WC, OO
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization DELAWARE
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           3,157,092 CLASS A SHARES*
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row (7) Excludes Certain
           Shares [X]**
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7) 67.9%
           CLASS A SHARES*
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

---------------

 * On May 8, 1998, Parent entered into the Stockholders Agreement with the Voting Trustees under the Voting Trust Agreement and the Registered Holders of trust certificates pursuant to the Voting Trust Agreement. Pursuant to the Stockholders Agreement, such Voting Trustees and Registered Holders have agreed, among other things, to tender, in accordance with the terms of the Offer described in this Schedule 14D-1, and not withdraw, subject to the terms of the Stockholders Agreement, all of the 2,671,650 of the Class A Shares held of record by the Voting Trustees pursuant to the Voting Trust Agreement. Pursuant to the Stockholders Agreement, the Voting Trustees have also granted to Parent an irrevocable proxy to vote the Voting Trust Shares in favor of the merger of the Purchaser with and into the Company. The Voting Trust Shares are reflected in Rows 7 and 9 of the cover pages of this
   Schedule 14D-1. The Stockholders Agreement is described in more detail in
   Section 11 of the Offer to Purchase, included as Exhibit (a)(1) to this
   Schedule 14D-1.

** Excludes an aggregate of 100,380 Class A Shares purchasable upon exercise of options held by Douglas C. Roberts, Virginia R. Holt and John T. Roberts.

     This Tender Offer Statement on Schedule 14D-1 (this "Schedule 14D-1") relates to the offer by Corn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Monsanto Company, a Delaware corporation ("Parent"), to purchase all outstanding shares of (i) Class A Common Stock, without par value (the "Class A Shares") and (ii) Class B Common Stock, without par value (the "Class B Shares" and, collectively with the Class A Shares, the "Shares"), of DEKALB Genetics Corporation, a Delaware corporation (the "Company"), at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively. This Schedule 14D-1 is being filed on behalf of the Purchaser and Parent. This Schedule 14D-1 is also Amendment No. 5 to the
Schedule 13D filed by Parent with respect to the Class A Shares.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is DEKALB Genetics Corporation. The address of its principal executive offices is 3100 Sycamore Road, DeKalb, Illinois 60115.

     (b) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Terms of the Offer") and Section 11 ("Purpose of the Offer; the Merger Agreement; the Stockholders Agreement; Appraisal Rights; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) This Schedule 14D-1 is being filed on behalf of Parent and the Purchaser. Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule A ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

     (e)-(f) During the last five years, neither Parent nor the Purchaser, nor, to the best of their knowledge, any of their respective executive officers and directors listed in Schedule A ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) Reference is hereby made to the information set forth in Schedule A ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company; Recommendation of the Company's Board of Directors"), Section 11 ("Purpose of the Offer; the Merger Agreement; the Stockholders Agreement; Appraisal Rights; Plans for the Company") and Section 12 ("Investment Agreement; Certain Agreements with Respect to the Company's Securities; Other Agreements") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Reference is made to the information set forth in Section 13 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) Reference is hereby made to the information set forth in the "Introduction," Section 7 ("Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations"), Section 10 ("Background of the Offer; Contacts with the Company; Recommendation of the Company's Board of Directors"), Section 11 ("Purpose of the Offer; the Merger Agreement; the Stockholders Agreement; Appraisal Rights; Plans for the Company"), Section 12 ("Investment Agreement; Certain Agreements with Respect to the Company's Securities; Other Agreements"), Section 15 ("Certain Legal Matters; Required Regulatory Approvals") and Section 16 ("Dividends and Distributions") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company; Recommendation of the Company's Board of Directors"), Section 11 ("Purpose of the Offer; the Merger Agreement; the Stockholders Agreement; Appraisal Rights; Plans for the Company"), Section 12 ("Investment Agreement; Certain Agreements with Respect to the Company's Securities; Other Agreements") and Schedule A ("Directors and Executive Directors of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company; Recommendation of the Company's Board of Directors"), Section 11 ("Purpose of the Offer; the Merger Agreement; the Stockholders Agreement; Appraisal Rights; Plans for the Company") and Section 12 ("Investment Agreement; Certain Agreements with Respect to the Company's Securities; Other Agreements") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the information set forth in Section 17 ("Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Reference is hereby made to the information set forth in the "Introduction," Section 10 ("Background of the Offer; Contacts with the Company; Recommendation of the Company's Board of Directors"), Section 11 ("Purpose of the Offer; the Merger Agreement; the Stockholders Agreement; Appraisal Rights; Plans for the Company") and Section 12 ("Investment Agreement; Certain Agreements with Respect to the Company's Securities; Other Agreements") of the Offer to Purchase, which is incorporated herein by reference.

     (b)-(c) Reference is hereby made to the information set forth in the "Introduction," Section 11 ("Purpose of the Offer; the Merger Agreement; the Stockholders Agreement; Appraisal Rights; Plans for the Company") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

     (d) Reference is hereby made to the information set forth in Section 7 ("Possible Effects of the Offer on Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase, which is incorporated herein by reference.

     (e) To the best knowledge of Parent and the Purchaser, no such proceedings are pending or have been instituted.

     (f) Reference is hereby made to the entire texts of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   --   Offer to Purchase, dated May 15, 1998.
(a)(2)   --   Letter of Transmittal.
(a)(3)   --   Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
(a)(4)   --   Letter to Clients for Use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.
(a)(5)   --   Notice of Guaranteed Delivery.
(a)(6)   --   Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(a)(7)   --   Text of press release issued by Parent and the Company on
              May 11, 1998.
(a)(8)   --   Form of Summary Advertisement, dated May 15, 1998.
(b)      --   Not applicable.
(c)(1)   --   Agreement and Plan of Merger, dated as of May 8, 1998, by
              and among the Company, the Purchaser and Parent.
(c)(2)   --   Stockholders Agreement, dated May 8, 1998, among Parent, the
              Voting Trustees and the Registered Holders.
(c)(3)   --   Investment Agreement, dated as of January 31, 1996, between the Company and Parent.
(c)(4)   --   Stockholders' Agreement, dated as of January 31, 1996,
              between Parent and the other holders of Class A Shares of
              the Company.
(c)(5)   --   Registration Rights Agreement, dated as of January 31, 1996, between the Company and Parent.
(c)(6)   --   Collaboration Agreement and License, dated as of January 31,
              1996, between the Company and Parent.*
(c)(7)   --   Corn Borer-Protected Corn License Agreement, dated as of
              January 31, 1996, between the Company and Parent.*
(c)(8)   --   Glyphosate-Protected Corn License Agreement, dated as of
              January 31, 1996, between the Company and Parent.*
(c)(9)   --   CaMV Promoter License Agreement (Glufosinate-Protected
              Corn), dated as of January 31, 1996, between the Company and
              Parent.*
(d)      --   Not applicable.
(e)      --   Not applicable.
(f)      --   Not applicable.

---------------

* Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 1998

                                          MONSANTO COMPANY

                                          By: /s/   DEREK K. RAPP

                                            ------------------------------------
                                            Name: Derek K. Rapp
                                            Title:  Director, Mergers &
                                              Acquisitions

                                          CORN ACQUISITION CORPORATION

                                          By: /s/   BARBARA L. BLACKFORD

                                            ------------------------------------
                                            Name: Barbara L. Blackford
                                            Title:  President, Secretary,
                                                    Treasurer
                                                      and Director

                                 EXHIBIT INDEX

EXHIBIT
  NO.          DESCRIPTION
-------        -----------
(a)(1)    --   Offer to Purchase, dated May 15, 1998.
(a)(2)    --   Letter of Transmittal.
(a)(3)    --   Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
(a)(4)    --   Letter to Clients for Use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.
(a)(5)    --   Notice of Guaranteed Delivery.
(a)(6)    --   Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
(a)(7)    --   Text of press release issued by Parent and the Company on
               May 11, 1998.
(a)(8)    --   Form of Summary Advertisement, dated May 15, 1998.
(b)       --   Not applicable.
(c)(1)    --   Agreement and Plan of Merger, dated as of May 8, 1998, by
               and among the Company, the Purchaser and Parent.
(c)(2)    --   Stockholders Agreement, dated May 8, 1998, among Parent, the
               Voting Trustees and the Registered Holders.
(c)(3)    --   Investment Agreement, dated as of January 31, 1996, between the Company and Parent.
(c)(4)    --   Stockholders' Agreement, dated as of January 31, 1996,
               between Parent and the other holders of Class A Shares of
               the Company.
(c)(5)    --   Registration Rights Agreement, dated as of January 31, 1996, between the Company and Parent.
(c)(6)    --   Collaboration Agreement and License, dated as of January 31,
               1996, between the Company and Parent.*
(c)(7)    --   Corn Borer-Protected Corn License Agreement, dated as of
               January 31, 1996, between the Company and Parent.*
(c)(8)    --   Glyphosate-Protected Corn License Agreement, dated as of
               January 31, 1996, between the Company and Parent.*
(c)(9)    --   CaMV Promoter License Agreement (Glufosinate-Protected
               Corn), dated as of January 31, 1996, between the Company and
               Parent.*
(d)       --   Not applicable.
(e)       --   Not applicable.
(f)       --   Not applicable.

---------------

* Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.